Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Resignation of Company Director

BEIJING, August 19 2021 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH) today announced that Miss Xiaoyu Li has resigned from her position of the Company’s Board of Directors due to personal reasons, effective August 18, 2021.

Miss. Alva Zhou, the Chairperson and Co-Chief Executive Officer, commented: "On behalf of the Board of Directors and our management team, I would like to express our sincere gratitude to Miss Li for all her contributions to the Company."

Mr. Liu Hao, the Co-Chief Executive Officer and the Director of the Board, commented: “On behalf of the Board and management team, I would like to thank Miss Li for her contributions to the Company and we wish her every success in the future.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360 6428